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New York New York 10036

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www.drinkerbiddle.com

December 31, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form 40-33 – Derivative Action Documents Filed with Respect to Two Roads Shared Trust, et al. (File No. 811-22718)

Ladies and Gentlemen:

On behalf of Two Roads Shared Trust (the “Trust”), enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a Stipulation of Dismissal and the related Order dismissing the action with prejudice in the matter of Kafka v. Caine, et. al, and each filed in the Circuit Court of Cook County, Illinois County Department, Chancery Division, on December 5, 2019.

If you have any questions regarding this submission, please feel free to contact the undersigned at 212-248-3292.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos